EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-30515, 333-106092 and 333-117773 on Form S-8 of TIB Financial Corp. of our report dated February 23, 2006, appearing in this annual report on Form 10-K of TIB Financial Corp. for the year ended December 31, 2005.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
March 13, 2006